(LOGO OMITTED)  Koor Industries Ltd.


KOOR INDUSTRIES LTD. SELLS 19% OF KNAFAIM ARKIA HOLDINGS

ROSH HA'AYIN, Israel - September 29 2004 - Koor Industries Ltd. (NYSE: KOR), ("Koor"), a leading Israeli investment holding company, announced today that it has signed agreements to sell 19% (approximately 2.75 million shares) of Knafaim Arkia Holdings Ltd. (TASE: KNFM) ("Knafaim") to several buyers for approximately $33 million. The transaction is based on a company value of $170 million, reflecting approximately a 4% discount to the trailing 30 day trading average of Knafaim's share price on the Tel Aviv Stock Exchange.

As a result of the transaction Koor will record a capital gain of approximately $12 million in its financial statements, $10 million of which will be recorded in the third quarter of 2004.

Jonathan Kolber, Chief Executive Officer of Koor Industries said: "Over the past few years we have worked closely with Knafaim's management and shareholders, and are pleased with the company's progress. However, we are now focusing our efforts and management attention on our core assets in the defense, agrochemical and telecom space. We wish the Knafaim Group, management, and primarily our partners, Knafaim's current and new shareholders, the best of success in its traditional businesses and the opportunity in El Al."

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.
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For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries -
Tel. +9723 9008 310
Fiona Darmon - Director of Corporate Communications, Koor Industries -
Tel. +9723 9008 417


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.